Exhibit 21.1

Principal Subsidiaries and VIE of the Registrant

Subsidiaries	Place of Incorporation
Relx HK Limited	Hong Kong
Beijing Yueke Technology Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Beijing Wuxin Technology Co., Ltd.	PRC

Subsidiaries of Variable Interest Entity	Place of Incorporation
Shenzhen Wuxin Technology Co., Ltd.	PRC
Ningbo Wuxin Information Technology Co., Ltd.	PRC